

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-mail
Ms. Beverly A. Cummings
Chief Financial Officer
PrimeEnergy Corporation
9821 Katy Freeway
Houston, Texas 77024

> **Re:** **PrimeEnergy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 0-07406**

Dear Ms. Cummings:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Properties, page 16

General

1. As you may know, Item 1207 of Regulation S-K requires the disclosure of various details concerning commitments to deliver fixed and determinable quantities of oil or gas under existing contracts or agreements. Given that you have not provided this type of disclosure we understand that you have no such commitments. Please tell us whether this is correct. Otherwise, please expand your disclosure to comply with this requirement.

Oil and Gas Production, page 17

2.   We note that your historical received natural gas sales prices are significantly higher than the annual average benchmark prices for 2011, e.g. $7.63/MCFG compared to $4/MMBTU (as disclosed on page 18) for Henry Hub. Please expand your discussion to explain how these higher prices were obtained. Indicate whether you are selling "wet gas" or natural gas liquids and dry gas; and state the effects on these prices of any hedging activities.

3.   On page 24, you attribute the increase in lease operating expense in part to production taxes. Please expand your discussion to disclose unit production costs without the effect of production taxes to comply with Instruction 5 to Item 1204 of Regulation S-K. You may disclose the effect of production taxes in an additional line item or footnote.

Reserves, page 18

4.   We note the discussion of your proved undeveloped (PUD) reserves does not address material changes to PUD reserves. Please disclose separate figures for material changes caused by revisions, improved recovery, acquisition/divesture, extensions/discoveries and conversion to proved developed status; and discuss the amount of capital costs expended each period for conversion to proved developed status. You may refer to Item 1203 of Regulation S-K if you require further guidance. Also clarify whether you have PUD reserves scheduled for development five years beyond date of first booking.

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 22

5.   Please disclose your capital expenditures budget for 2012.

Financial Statements

Supplementary Information, page F-20

Capitalized Costs Relating to Oil and Gas Producing Activities, page F-20

6.   We note that while you report proved undeveloped reserves in your tables on pages 17 and F-21, you have characterized all costs of proved properties as costs of developed properties in your table under this heading on page F-20. Please revise your disclosure to report costs of proved developed properties separately from costs of proved undeveloped properties.

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-20</u>

7.   Please expand your standardized measure disclosure to present future estimated development costs separately from future estimated production costs to comply with FASB ASC subparagraph 932-235-50-31b.

<u>Notes to Supplementary Information, page F-23</u>

<u>Note 5 – Changes in Reserves, page F-23</u>

8.   Please expand your disclosures under this heading to include the reasons for significant changes in proved reserves, and under the Reserves heading on page 17 to discuss the technologies used to establish the appropriate level of certainty in formulating material revisions to your reserves in 2010 and 2011, as indicated for extensions and discoveries, to comply with FASB ASC 932-235-50-5 and Regulation S-K Item 1202(a)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang (Staff Accountant) at (202) 551-3687 or Karl Hiller (Branch Chief) at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey (Petroleum Engineer) at (202) 551-3704 with questions about engineering comments. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director